Viceroy Exploration Ltd.	News Release #2006.15

TSX: VYE
AMEX: XVE

#520 – 700 West Pender Street, Vancouver,
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Hits More High Grade Holes at the Ptz. Blanco Zone which Extends Zone to the South and a Second High Grade Zone to the West of QDD

Vancouver, British Columbia, July 11, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of nine (9) additional reverse circulation and six (6) diamond drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included the following:

  Follow-up drill hole in the QDD “Fault Zone” to test the continuity of this zone;
  Exploration hole to the west of QDD to test the possibility of a continuation of the higher grade zone towards Amelia Inés; and
  Exploration holes to test the potential for a southern extension to Ptz. Blanco high grade zone;
  In-fill drilling within the QDD zone.

The drilling was extremely successful with hole QD-309 on the west of QDD returning the best intercept to date on the project.

Highlights of drill results include:

  Hole QDR-269, which intersected 1.63 g/t Au over 73.9 m from 105 to 178.9 m, including 3.19 g/t Au over 20.75 m from 141.85 to 162.6 m;
  Hole QDR-287, which intersected 1.51 g/t Au over 56 m from 132 to 188 m, including 2.33 g/t Au over 22 m from 148 to 170 m;
  Hole QDR-289, which intersected 1.44 g/t over 134 m from surface, including 3.6 g/t Au over 38 m from 38 to 76 m; and
  Hole QDR-303, which intersected 4.13 g/t Au over 55.63 m from 110.57 to 166.2 m, including 8.93 g/t Au over 10.7 m from 155.5 to 166.2 m;
  Hole QDR-309, which intersected 2.62 g/t Au over 129.7 m from 212.2 to 341.9m, including 3.23 g/t Au over 99.87 m from 240.3 to 340.17 m.

The following is a brief explanation of the drilling results for each area:

QDD Fault Zone & QDD West

The “fault zone” was originally intercepted by holes QDR-260 and QDR-261 (see News Release #2006.09 dated April 27, 2006). Hole QDR-289 was drilled to test the down dip extension of this zone, and intercepted 3.6 g/t Au over 38 m within a main area of 1.44 g/t over 134 m. This zone therefore appears to extend down dip to the south-west. Due to the restricted access for drilling in this area, the Company is not able to drill sufficient holes to test this extension.

In this regard, hole QD-309, which is some 800 m to the west of the QDR-260 and QDR-261 (see News Release #2006.09 dated April 27, 2006), returned the best intercept on the project to date, 2.62 g/t Au over 129.7 m including 3.23 g/t Au over 99.87 m. The Company believes that this may be down dip extension of the above mentioned QDD feeder structure.

The control of mineralization appears to be a near vertical structure at surface that progressively flattens to less than 30º down dip to the west.

For this reason, the Company now plans to develop underground access to test the strike and dip of this zone as it has the potential to add significantly to the resource base.

Ptz. Blanco

Hole QD-303 which was a horizontal hole drilled to the SW aimed at testing the possible extension of the Ptz. Blanco zone to the south. This hole intercepted 4.13 g/t Au over 55.63 m including 8.93 g/t Au over 10.7 m. Mineralization was within a breccia zone similar to the main Ptz. Blanco zone with grades similar to hole QDR-271 and QDR-272 (see News Release #2006.12 dated May 15, 2006) which are some 40 m to the north-west.

Other holes drilled around this zone intersected narrow, erratic Au mineralization. This may be due to the zone being possibly offset as it is near a major east-west fault which is to the south of the QDD resource or where the receptive carbonate units pinch and swell along strike. The Company now believes that this area to the south has strong potential prospective to add to the current resource and is likely connected to an area known as Target 10 where surface sampling returned grades of 5.2 g/t Au to 33.7 g/t Au in rock samples.

In-Fill Drilling

Other drilling included in-fill drilling on the main zone to test the extent of the main zone both east and west. Highlights of this drilling include QDR-269 in the west zone which intercepted 3.19 g/t Au over 20.75 m; and QDR-287 which intercepted 2.33 g/t over 22 m within a main zone of 1.51 g/t Au over 56 m.

Mr. Patrick Downey, President and CEO of Viceroy stated, "We are extremely pleased with these latest results. Our exploration team was confident that the Ptz. Blanco zone continued to the south and the exceptional grade intercepted in hole QDR-303 confirms this. We are currently planning additional holes to test the grade and extent of this zone as it will have a significant impact on the resource base and mine plan. We are also excited about the depth potential at the QDD fault zone and its possible significant strike extent. Hole QD-309 is our best intercept to date and if there is continuity towards the QDD basement structure we have a major zone to explore. We plan to commence an exploration adit to provide a better location to drill this zone."

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval (1) (meters)	Au (g/t)
QDR-269	QDD West	178.5	-15	320.0	20.05	23.65	3.60	1.03
	In-fill				105.00	178.90	73.90	1.63
Incl.					141.85	162.60	20.75	3.19
QDR-284	QDD East	0	-78	324.0	120.00	128.00	8.00	0.80
	In-fill				138.00	152.00	14.00	1.51
					206.00	228.00	22.00	0.73
					264.00	292.00	28.00	0.42
QDR-285	QDD East	202	-64	300.0	0.00	12.00	12.00	0.50
	In-fill				78.00	84.00	6.00	2.18
					120.00	144.00	24.00	0.51
					186.00	190.00	4.00	0.74
					202.00	204.00	2.00	2.33
					238.00	248.00	10.00	0.97
QDR-286	QDD East	180	-77	300.0	36.00	38.00	2.00	1.48
					68.00	78.00	10.00	0.89
	In-fill				142.00	186.00	44.00	0.81
Incl.					156.00	164.00	8.00	2.40
QDR-287	QDD East	70	-85	278.0	6.00	8.00	2.00	1.15
	In-fill				20.00	22.00	2.00	0.73

				Total
Hole #	Type/Area	Azimuth	Dip	Length	From	To	Interval(1)	Au
		(O )	(O )	(meters)	(meters)	(meters)	(meters)	(g/t)
					44.00	46.00	2.00	0.43
					72.00	74.00	2.00	0.92
					86.00	90.00	4.00	0.50
					94.00	98.00	4.00	0.64
					110.00	112.00	2.00	1.29
					118.00	120.00	2.00	1.90
					132.00	188.00	56.00	1.51
Incl.					138.00	182.00	44.00	1.79
					148.00	170.00	22.00	2.33
QDR-289	QDD West	232	-49	252.0	0.00	134.00	134.00	1.44
Incl.					38.00	76.00	38.00	3.60
Incl.					126.00	128.00	2.00	8.57
					212.00	250.00	38.00	0.54
QD-290	QDD West	213.5	+10	225.0	96.00	112.00	16.00	0.49
QD-294	QDD West	212	-17	307.8	88.57	110.50	21.93	0.70
Incl.					88.57	101.90	13.33	1.20
					153.53	185.60	32.07	0.57
Incl.					166.20	183.56	17.36	0.80
					202.40	209.30	6.90	0.97
QD-302	QDD West	195	-10	298.3	123.90	127.85	3.95	1.60
QD-303	Ptz. Blanco	227	0.0	210.20	75.25	76.85	1.60	0.60
	South				92.65	95.07	2.42	1.77
Incl.					110.57	166.20	55.63	4.13
Incl.					110.57	128.40	17.83	5.62
Incl.					136.10	142.45	6.35	5.10
QD-306	Ptz. Blanco	227	-15	230.1	169.11	170.26	1.15	6.15
	South				178.26	180.25	1.99	1.78
QDR-307	Ptz. Blanco	120	-73	228.0	0.00	6.00	6.00	1.63
	South				72.00	74.00	2.00	10.9
					88.00	98.00	10.00	2.85
					94.00	96.00	2.00	10.7
Incl.					136.00	140.00	4.00	1.02
QDR-308	Ptz. Blanco	120	-55	274.0	72.00	80.00	8.00	0.90
	South

				Total
Hole #	Type/Area	Azimuth	Dip	Length	From	To	Interval(1)	Au
		(O )	(O )	(meters)	(meters)	(meters)	(meters)	(g/t)
QD-309	QDD West	195	-30	387.5	13.50	19.80	6.30	0.26
					30.30	37.28	6.98	0.66
					53.95	68.64	14.69	0.44
					146.90	151.00	4.10	0.58
					179.70	182.00	2.30	0.41
					212.20	341.90	129.70	2.62
Incl.					240.30	340.17	99.87	3.23
Incl.					295.20	297.20	2.00	14.05
Incl.					336.25	338.25	2.00	11.08
QDR-310	Target 10	100	-60	300.0	0.00	4.00	4.00	2.95
					122.00	124.00	2.00	0.59
(1)	true width has yet to be determined

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

QDA NEGRO
6713500 m N
6713250 m N
6713000 m N
6712750 m N
06QD-302
06QD-309
06QD-290
06QD-294
PTZ BELGRANO
06QD-269
QDD West
Target A
06QDR-289
QUEBRADA DEL DIABLO
PTZ BLANCO
06QDR-284
06QDR-285
06QDR-286
06QDR-287
06QD-303
06QD-306
06QDR-307
06QDR-308
06QDR-310
Target 10
Quebrada del Diablo
2004 Resource